Dreyfus Intermediate Municipal Bond Fund, Inc.
Statement of Investments
February 28, 2005 (Unaudited)

Long-Term Municipal Investments--99.7%	Principal Amount($)	Value ($)
Alabama--1.8%		
McIntosh Industrial Development Board, EIR		
4.65%, 6/1/2008	1,450,000	1,508,927
Jefferson County, Limited Obligation School Warrants:		
5.50%, 1/1/2021	7,500,000	8,138,474
5.25%, 1/1/2023	5,500,000	5,810,144
Alaska--5.1%		
Alaska International Airports, Revenue:		
5.50%, 10/1/2011 (Insured; AMBAC)	2,560,000	2,862,181
5.50%, 10/1/2012 (Insured; AMBAC)	1,620,000	1,818,822
Alaska Student Loan Corp., Student Loan Revenue:		
5.60%, 7/1/2011 (Insured; AMBAC)	4,700,000	4,970,296
5.70%, 7/1/2013 (Insured; AMBAC)	5,990,000	6,349,639
6%, 7/1/2016 (Insured; AMBAC)	6,380,000	6,928,743
Anchorage:		
5.875%, 12/1/2016 (Insured; FGIC) (Prerefunded; 12/1/2010)	2,365,000 a	2,702,106
5.875%, 12/1/2016 (Insured; FGIC) (Prerefunded; 12/1/2010)	1,500,000 a	1,713,809
Electric Utility Revenue:		
6.50%, 12/1/2008 (Insured; MBIA)	2,755,000	3,098,492
6.50%, 12/1/2009 (Insured; MBIA)	2,910,000	3,336,372
5.875%, 2/1/2012 (Insured; FSA)	3,175,000	3,560,286
Northern Tobacco Securitization Corp.,		
Tobacco Settlement Revenue:		
6%, 6/1/2013	4,745,000	5,009,818
6.20%, 6/1/2022	2,250,000	2,282,423
Arizona--.6%		

Glendale Municipal Property Corp., Excise Tax Revenue 5%, 7/1/2017 (Insured; AMBAC)	2,160,000	2,327,702
Maricopa County Industrial Development Authority, Hospital Systems Revenue (Baptist Hospital) 5.20%, 9/1/2005 (Insured; MBIA)	3,125,000	3,171,813

Arkansas--.8%

Arkansas Student Loan Authority, Student Loan Revenue 5.35%, 6/1/2009	4,465,000	4,654,629
Springdale, Sales & Use Tax Revenue 4%, 7/1/2016 (Insured; MBIA)	2,000,000	2,027,560

California--8.2%

Alameda County Unified School District Zero Coupon, 8/1/2018 (Insured; FSA)	3,785,000	2,062,182
California Department of Water Resources, Water Revenue (Central Valley Project) 5.25%, 12/1/2012 (Insured; FGIC)	10,000,000	11,237,300
California Economic Recovery 5%, 7/1/2015 (Insured; MBIA)	8,000,000	8,758,480
California Educational Facilities Authority, Revenue (Stanford University) 5.25%, 12/1/2013	2,000,000	2,272,940
California Infrastructure & Economic Development, Bank Revenue (Bay Area Toll Bridges- 1st Lien) 5.25%, 7/1/2017 (Insured; FSA)	3,300,000	3,649,338
California Public Works Board, LR (Department of Mental Health - Coalinga) 5.50%, 6/1/2018	3,000,000	3,351,300
California Statewide Community Development Authority, MFHR (Equity Residential) 5.20%, 6/15/2009	3,000,000	3,193,920

Elsinore Valley Municipal Water District, COP
  5.375%, 7/1/2016 (Insured; FGIC) 3,295,000 3,732,016

Foothill/Eastern Transportation Corridor Agency,
  Toll Road Revenue
  0% / 7%, 1/1/2008 5,000,000 b 5,600,850

Golden State Tobacco Securitization Corporation,
  Tobacco Settlement Revenue:
    5.75%, 6/1/2021 6,950,000 7,450,400
    5.75%, 6/1/2023 1,735,000 1,848,885

Los Angeles County Public Works Financing Authority,
  Revenue (Regional Park & Open Space District)
  5%, 10/1/2019 5,550,000 5,835,770

University of California, Revenues
  5.25%, 5/15/2016 (Insured; AMBAC) 11,765,000 12,993,266

Colorado--1.3%

Denver City & County, Airport Revenue
  5%, 11/15/2008 (Insured; XLCA) 5,000,000 5,312,550

El Paso County School District
  (Number 11 Colorado Springs):
    6.25%, 12/1/2009 1,000,000 1,142,350
    6.50%, 12/1/2010 2,000,000 2,351,580
    6.50%, 12/1/2011 2,040,000 2,429,987

Interlocken Metropolitan District
  Zero Coupon, 12/15/2007 (Insured; Radian) 585,000 538,750

Connecticut--1.3%

Connecticut:
  Revenue (Mashantucket Western Pequot Tribe):
    6.50%, 9/1/2006 2,475,000 c 2,621,471
    6.50%, 9/1/2006 2,525,000 c 2,648,750
    5.60%, 9/1/2009 1,000,000 c 1,076,500

Special Obligation Rate Reduction
    5%, 12/30/2008   4,585,000   4,943,501

District of Columbia--.4%

District of Columbia 6%, 6/1/2012 (Insured; MBIA)   3,280,000   3,786,629

Florida--4.4%

Broward County, Airport System Revenue
   (Convertible Lien) 5.25% 10/1/2011 (Insured: AMBAC)   1,525,000   1,630,149

Capital Projects Finance Authority, Student Housing
   Revenue (Capital Projects Loan Program)
   5.50%, 10/1/2015 (Insured; MBIA)   4,060,000   4,399,781

Collier County, Gas Tax Revenue
   5.25%, 6/1/2019 (Insured; AMBAC)   2,190,000   2,403,372

Hillsborough County Industrial Development Authority,
   PCR (Tampa Electric Company Project)
   5.10%, 10/1/2013   9,575,000   9,996,970

Miami-Dade County, Aviation Revenue
   5.25%, 10/1/2008 (Insured; FGIC)   3,000,000   3,219,120

Miami-Dade County School Board, COP
   5.25%, 10/1/2017 (Insured; FGIC)   5,000,000   5,508,300

Palm Beach County School Board, COP
   5.375%, 8/1/2014 (Insured; AMBAC)   4,000,000   4,512,640

Palm Beach County Solid Waste Authority, Revenue
   4%, 1/1/2011 (Insured; AMBAC)   5,000,000   5,175,700

Polk County, Utility System Revenue
   5.25%, 10/1/2018 (Insured; FGIC)   2,000,000   2,205,720

Georgia--2.1%

Athens Housing Authority, Student Housing LR

(Ugaref East Campus Housing):		
5.25%, 12/1/2015 (Insured; AMBAC)	2,560,000	2,831,693
5.25%, 12/1/2016 (Insured; AMBAC)	2,700,000	2,986,551
Atlanta, Airport Facilities Revenue		
6%, 1/1/2007 (Insured; AMBAC)	5,780,000	6,117,494
Milledgeville-Baldwin County Development Authority,		
Revenue (Georgia College & State University		
Foundation):		
6%, 9/1/2010	1,275,000	1,402,322
5.25%, 9/1/2019	1,710,000	1,797,809
Municipal Electric Authority (Combustion Turbine Project)		
5.25%, 11/1/2012 (Insured; MBIA)	2,735,000	3,050,291

Hawaii--1.4%

Hawaii Department of Budget & Finance,		
Special Purpose Meeting Revenue		
(Kapiolani Health Care System)		
6.40%, 7/1/2013	8,775,000	9,900,482
Kuakini Health System, Special Purpose Revenue		
5.50%, 7/1/2012	2,575,000	2,671,537

Illinois--2.0%

Chicago Housing Authority, Revenue (Capital Program):		
5%, 7/1/2009	2,500,000	2,662,675
5.25%, 7/1/2010	2,420,000	2,621,513
Chicago O'Hare International Airport, Revenue		
(Third Lien) 5.50%, 1/1/2015 (Insured; CIFG)	6,450,000	7,207,488
Illinois Health Facilities Authority, Revenue:		
(Evangelical Hospital) 6.75%, 4/15/2007	150,000	156,621
(Passavant Memorial Area Hospital Association)		
5.65%, 10/1/2016	4,850,000	5,245,324
Metropolitan Pier & Exposition Authority,		
Dedicated State Tax Revenue		

(McCormick Place) 0/5.55%, 6/15/2021		
(Insured; MBIA)	2,500,000 b	1,897,050

Indiana--2.3%

Indiana Health Facility Financing Authority,		
HR (Clarian Health Partners, Inc.):		
5.50%, 2/15/2010	3,000,000	3,166,740
5.50%, 2/15/2011	5,000,000	5,260,000
Revenue (Ascension Health) Subordinated		
Credit 5%, 5/1/2009	2,500,000	2,659,150
Indianapolis Local Public Improvement Bond Bank		
6.50%, 1/1/2011 (Insured; FSA)	6,415,000	7,484,252
Westfield High School Building Corp.,		
First Mortgage Revenue		
5.25%, 7/5/2013 (Insured; AMBAC)	1,500,000	1,608,075

Kansas--1.2%

Wyandotte County - Kansas City Unified		
Government, Utility System Revenue		
5.65%, 9/1/2018 (Insured; AMBAC)	9,130,000	10,727,202

Kentucky--1.3%

Ashland, PCR (Ashland, Inc.) 5.70%, 11/1/2009	4,000,000	4,282,680
Carrolton and Henderson Public Energy Authority,		
Gas Revenue (Kentucky Trust)		
5%, 1/1/2006 (Insured; FSA)	3,500,000	3,573,360
Kenton County Airport Board, Airport Revenue		
(Cincinnati/Northern Kentucky International)		
5.75%, 3/1/2009 (Insured; MBIA)	3,710,000	3,887,709

Massachusetts--2.7%

Boston Water & Sewer Commission, Revenue		
5%, 11/1/2020	5,760,000	6,201,274

Massachusetts, Consolidated Loan			
5%, 12/1/2010	3,000,000		3,268,950
Massachusetts Bay Transportation Authority, Sales Tax			
Revenue 5.50%, 7/1/2017	5,000,000		5,769,550
Massachusetts Municipal Wholesale Electric Co.,			
Power Supply System Revenue			
(Project No. 6) 5.25%, 7/1/2015 (Insured; MBIA)	4,000,000		4,386,120
University of Massachusetts Building Authority,			
Project Revenue 5.25%, 11/1/2019 (Insured; AMBAC)	3,500,000		3,840,130

Michigan--6.8%

Detroit Local Development Finance Authority			
5.20%, 5/1/2010	5,745,000		5,977,213
Greater Detroit Resource Recovery Authority, Revenue:			
6.25%, Series A, 12/13/2008 (Insured; AMBAC)	11,000,000		12,260,820
6.25%, Series B, 12/13/2008 (Insured; AMBAC)	7,755,000		8,643,878
Michigan Building Authority, Revenue			
(State Police Communications System)			
5.25%, 10/1/2013	1,945,000		2,188,709
Michigan Hospital Finance Authority, Revenue:			
9.123%, 11/15/2007	5,750,000	c,d	6,483,413
(Genesys Health System)			
8.10%, 10/1/2013 (Prerefunded 10/1/2005)	7,000,000	a	7,375,270
(Oakwood Obligation Group):			
5%, 11/1/2007	3,000,000		3,157,020
5.50%, 11/1/2011	3,500,000		3,874,220
(Sparrow Obligation Group):			
5.25%, 11/15/2011	2,500,000		2,690,325
5.75%, 11/15/2016	3,250,000		3,531,613
Michigan Municipal Bond Authority, Revenue			
(Drinking Water Revolving Fund)			
5.25%, 10/1/2016 (Prerefunded; 10/1/2009)	2,370,000	a	2,597,615

Mississippi--1.3%

Mississippi Development Bank, Special Obligation		
(Adams County HR Project)		
5.75%, 7/1/2010 (Insured; FSA)	3,445,000	3,627,137
Mississippi Higher Education Assistance Corp.		
Student Loan Revenue		
5.30%, 9/1/2008	2,390,000	2,517,698
Walnut Grove Correctional Authority, COP:		
5.25%, 11/1/2005 (Insured; AMBAC)	1,670,000	1,703,066
5.50%, 11/1/2006 (Insured; AMBAC)	1,760,000	1,846,082
5.50%, 11/1/2007 (Insured; AMBAC)	1,855,000	1,991,472

Missouri--1.8%

Joplin Industrial Development Authority, Revenue		
(Catholic Health Initiatives):		
5.50%, 12/1/2009	3,185,000	3,392,184
5.625%, 12/1/2010	3,340,000	3,573,299
Missouri Health & Educational		
Facilities Authority, Revenue		
(SSM Health Care) 5%, 6/1/2007	2,940,000	3,070,948
Saint Louis, Airport Revenue		
(Airport Development Program):		
5.50%, 7/1/2010 (Insured; MBIA)	3,000,000	3,309,090
5.625%, 7/1/2015 (Insured; MBIA)	2,500,000	2,794,400

Nevada-1.2%

Nevada, Highway Improvement Revenue		
(Motor Vehicle Fuel Tax)		
5.50%, 12/1/2015 (Insured; FGIC)	4,775,000	5,417,667
Washoe County, Water Facility Revenue		
(Sierra Pacific Power Company)		
5%, 7/1/2009	5,000,000	5,092,300

New Jersey-4.7%

New Jersey Building Authority, Building Revenue		
5.25%, 12/15/2014 (Insured; AMBAC)	7,690,000	8,472,458
New Jersey Economic Development Authority,		
Cigarette Tax Revenue 5.50%, 6/15/2016	1,000,000	1,096,280
Revenue:		
8.881%, 6/15/2008 (Insured; AMBAC)	5,000,000 c,d	6,036,750
School Facilities		
(Construction 2001) 5.25%, 6/15/2010 (Insured; AMBAC	30,000	33,110
Waste Paper Recycling (Marcal Paper Mills Inc.)		
8.50%, 2/1/2010 (Insured; MBIA)	2,210,000	2,142,882
New Jersey Educational Facilities Authority, Revenue:		
(Rider University):		
5%, 7/1/2010 (Insured; Radian)	1,880,000	2,014,796
5%, 7/1/2011 (Insured; Radian)	1,970,000	2,115,209
(Rowan University) 5.25%, 7/1/2016 (Insured; MBIA)	2,000,000	2,223,660
New Jersey Health Care Facilities		
Financing Authority, Revenue		
(South Jersey Hospital) 6%, 7/1/2012	3,425,000	3,864,976
New Jersey Transportation Trust Fund Authority		
(Transportation System)		
6%, 6/15/2016 (Prerefunded 6/15/2010)	4,000,000 a	4,567,080
New Jersey Turnpike Authority, Revenue		
5.625%, 1/1/2015 (Insured MBIA) (Prerefunded; 1/1/2010)	3,910,000 a	4,371,967
Union County Utilities Authority, Solid Waste Revenue		
(Ogden Martin) 5.50%, 6/1/2008 (Insured; AMBAC)	4,000,000	4,292,840

New Mexico--1.4%

Jicarilla, Apache Nation Revenue:		
5%, 9/1/2011	1,500,000	1,598,025
5%, 9/1/2013	2,905,000	3,087,986

Las Cruces, Joint Utility Improvement Revenue		
5.50%, 7/1/2016 (Insured; MBIA)	7,000,000	7,540,610
New York--7.0%		
New York City:		
6.25%, 8/1/2009 (Prerefunded 8/1/2006)	50,000 a	53,374
6.25%, 8/1/2009	1,950,000	2,071,544
5%, 8/1/2014	5,000,000	5,414,550
New York State Dormitory Authority, Revenues:		
(Department of Health)		
5.625%, 7/1/2011 (Prerefunded; 7/1/2006)	3,240,000 a	3,436,895
(Lenox Hill Hospital Obligation Group)		
5.50%, 7/1/2011	1,000,000	1,085,270
New York State Local Government		
Assistance Corporation:		
5.25%, 4/1/2016	3,425,000	3,823,259
5.25%, 4/1/2016 (Insured; FSA)	2,200,000	2,464,220
New York State Thruway Authority, Service Contract		
Revenue (Local Highway & Bridge):		
6%, 4/1/2011	2,040,000	2,214,318
5.50%, 4/1/2012	3,950,000	4,423,763
5.50%, 4/1/2013 (Insured; XLCA)	5,000,000	5,568,250
New York State Urban Development Corp.:		
Corporate Purpose 5.125%, 7/1/2019	2,000,000	2,150,420
Correctional Capital Facilities 5.25%, 1/1/2010	4,520,000	4,766,566
Correctional & Youth Facilities Service Contract		
Revenue (Empire State Development Corp.):		
5%, 1/1/2009	3,000,000	3,189,720
5.25%, 1/1/2009	8,575,000	9,214,009
Personal Income Tax 5.25%, 3/15/2011	1,565,000	1,719,966
Tobacco Settlement Financing Corp., Revenue		
5.50%, 6/1/2018	4,000,000	4,439,640
Triborough Bridge and Tunnel Authority, Revenue		
6.75%, 1/1/2009	5,100,000	5,612,601

North Carolina--3.0%

North Carolina Eastern Municipal Power Agency,		
Power System Revenue:		
5.50%, 1/1/2012	3,000,000	3,275,280
5.125%, 1/1/2014	3,000,000	3,180,510
5%, 1/1/2021	1,200,000	1,334,208
North Carolina Medical Care Commission,		
Retirement Facilities Revenue		
(Givens Estates Project):		
4.75%, 7/1/2010	1,000,000	1,012,640
5%, 7/1/2011	500,000	507,290
5.25%, 7/1/2012	750,000	766,898
North Carolina Municipal Power Agency		
Electric Revenue (Number 1 Catawba):		
5.25%, 1/1/2016 (Insured; FSA)	2,540,000	2,785,796
5.25%, 1/1/2017 (Insured; FSA)	10,000,000	10,953,500
Raleigh Durham Airport Authority, Airport Revenue		
5.25%, 11/1/2012 (Insured; FGIC)	2,365,000	2,604,811

Ohio--1.3%

Cuyahoga County, Revenue		
(Cleveland Clinic Health System):		
5.50%, 1/1/2014	4,000,000	4,414,320
6%, 1/1/2017	5,000,000	5,670,800
Knox County, Hospital Facilities Revenue		
(Knox Community Hospital Asset Guaranty)		
5%, 6/1/2012 (Insured; Radian)	1,500,000	1,613,460

Oklahoma--.6%

Oklahoma Development Finance Authority, LR		
(Oklahoma State System Higher Education):		
4%, 6/1/2007	1,020,000	1,046,571
4%, 6/1/2008	1,060,000	1,093,729

Washington County Medical Authority, Revenue
(Jane Phillips Medical Center)
5.50%, 11/1/2010 (Insured; Connie Lee)   3,175,000   3,345,307

Oregon--1.1%

Gilliam County, SWDR
4.15%, 5/1/2009   3,400,000   3,449,980

Washington County Unified Sewer Agency,
Sewer Revenue 5.75%, 10/1/2012 (Insured; FGIC)   5,670,000   6,507,743

Pennsylvania--7.9%

Allegheny County Industrial Development Authority,
PCR 4.05%, 9/1/2011 (Insured; AMBAC)   4,000,000   4,144,960

Carbon County Industrial Development Authority, RRR
(Panther Creek Partners Project) 6.65%, 5/1/2010   10,040,000   10,870,810

Delaware County Industrial Development Authority
(Resource Recovery Facility) 6.10%, 7/1/2013   12,000,000   12,553,320

Delaware River Joint Toll Bridge Commission,
Bridge Revenue 5.25%, 7/1/2013   2,500,000   2,770,125

Delaware Valley Regional Finance Autority,
Local Government Revenue 5.75%, 7/1/2017   6,830,000   7,858,871

Erie County Hospital Authority, Revenue
(Hamot Health Foundation)
5.375%, 5/15/2010 (Insured; AMBAC)   2,340,000   2,497,552

Erie County Industrial Development Authority,
EIR (International Paper Company Project)
5.25%, 9/1/2010   2,100,000   2,270,100

Montgomery County Higher Education & Health
Authority, HR (Abington Memorial)
6.10%, 6/1/2012 (Insured; AMBAC)   5,000,000   5,771,150

Montgomery County Industrial Development
Authority, Mortgage Revenue (Whitemarsh
Continuing Care) 6%, 2/1/2021 | 2,500,000 | | 2,537,950

Pennsylvania Higher Educational Facilities Authority:
Health Services Revenue (University of Pennsylvania)
5.70%, 1/1/2011 (Prerefunded 1/1/2006) | 3,250,000 | a | 3,369,600
(UPMC Health System) 6.25%, 1/15/2015 | 3,660,000 | | 4,169,143

Rose Tree Media School District
5.25%, 2/1/2018 (Insured; FSA) | 5,900,000 | | 6,525,459

Sayre Health Care Facilities Authority, Revenue
(Guthrie Health) 6%, 12/1/2012 | 2,000,000 | | 2,236,120

State Public School Building Authority, School
Lease Revenue (Colonial Intermediate
Unit 20) 5.25%, 5/15/2019 (Insured; FGIC) | 2,175,000 | e | 2,409,661

Rhode Island--1.8%

Rhode Island Health and Educational Building Corp.:
Health Facilities Revenue (San Antoine)
5.50%, 11/15/2009 | 3,320,000 | | 3,546,225
Hospital Financing Revenue
(Lifespan Obligation Group):
5.75%, 5/15/2007 (Insured; MBIA) | 4,805,000 | | 5,105,409
5.75%, 5/15/2008 (Insured; MBIA) | 5,560,000 | | 5,990,844
Revenue (Roger Williams University)
5%, 11/15/2021 (Insured; Radian) | 1,360,000 | | 1,411,462

South Carolina--2.1%

Anderson County, IDR (Federal Paper Board)
4.75%, 8/1/2010 | 4,520,000 | | 4,723,219

Berkeley County School District, Installment
Purchase Revenue (Securing Assets for Education)
5.25%, 12/1/2021 | 9,395,000 | | 9,934,555

Charleston, COP (Public Facilities Corp.)

5%, 9/1/2015	2,145,000	2,333,696

Hilton Head Island Public Facilities Corp., COP		
5%, 3/1/2013 (Insured; AMBAC)	1,065,000	1,162,671

South Dakota--.2%

Pennington County, PCR (Black Hills		
Power Incorporated Project) 4.80%, 10/1/2014	2,050,000	2,064,268

Tennessee-1.3%

Johnson City Health and Educational Facility Board, HR		
(Medical Center Hospital Improvement)		
5.125%, 7/1/2011 (Insured; MBIA)	6,720,000	7,248,797

Tennessee Housing Development Agency		
(Homeownership Program):		
5.20%, 7/1/2010	1,815,000	1,915,388
5.30% 7/1/2011	2,140,000	2,256,994

Texas--10.3%

Bexar County, Revenue (Venue)		
5.75%, 8/15/2013 (Insured; MBIA)	5,000,000	5,606,500

Cypress - Fairbanks Independent School District		
(Schoolhouse) 6.75%, 2/15/2012		
(Prerefunded 2/15/2010)	1,700,000 a	1,987,266

Dallas - Fort Worth International Airport, Revenue		
Facility Improvement Corp.		
(Bombardier Inc.) 6.15%, 1/1/2016	3,000,000	3,019,920

Gulf Coast Waste Disposal Authority:		
Revenue (Bayport Area System)		
5%, 10/1/2014 (Insured; AMBAC)	2,065,000	2,244,387
SWDR (Quaker Oats Co. Project) 5.70%, 5/1/2006	3,210,000	3,306,493

Harris County (Permanent Improvement)		
5.25%, 10/1/2016	3,435,000	3,778,981

Harris County Health Facilities Development Corp., HR:		
(Memorial Hermann Hospital System)		
5.50%, 6/1/2012 (Insured; FSA)	8,295,000	9,276,464
(Memorial Hospital System)		
6%, 6/1/2008 (Insured; MBIA)	9,080,000	9,914,089
Houston, Utility System Revenue (First Lien)		
5.25%, 5/15/2012 (Insured; MBIA)	2,750,000	3,046,918
Port Corpus Christi Industrial Development Corp.,		
Revenue (Valero):		
5.125%, 4/1/2009	2,250,000	2,378,520
5.40%, 4/1/2018	1,500,000	1,549,800
San Antonio, Electric & Gas Revenue		
5%, 2/1/2018	5,000,000	5,318,200
Tarrant County Health Facilities Development Corp.,		
Health Systems Revenue:		
(Harris Methodist Health Systems) 6%, 9/1/2010	7,725,000	8,708,779
(Health Resources Systems)		
5.75%, 2/15/2014 (Insured; MBIA)	5,000,000	5,713,500
Texas College Student Loan Bonds		
4.75%, 8/1/2008	7,435,000	7,840,951
Texas Municipal Power Agency, Revenue:		
Zero Coupon, 9/1/2009 (Insured; AMBAC)	105,000	91,027
Zero Coupon, 9/1/2009 (Insured; AMBAC)	9,265,000	7,996,436
4%, 9/1/2012 (Insured; AMBAC)	2,690,000	2,702,804
University of Texas University Revenues Financing		
System 5.25%, 8/15/2018	6,000,000	6,567,720
Utah--2.5%		
Carbon County, SWDR		
(Sunnyside Cogeneration-A) 6.375%, 8/15/2011	8,450,000	8,340,066
Jordanelle Special Service District		
(Special Assessment Improvement District)		

8%, 10/1/2011	5,040,000	5,400,259
Utah Building Ownership Authority, LR		
(State Facilities Master Lease Program)		
5%, 5/15/2017	2,950,000	3,164,731
Utah County, EIR (USX Corporation Project)		
5.05%, 11/1/2011	4,480,000	4,853,901

Virginia--1.0%

Arlington County Industrial Development Authority, RRR		
(Ogden Martin System of Alexandria/Arlington		
Inc. Project) 5.375%, 1/1/2012 (Insured; FSA)	2,530,000	2,706,999
Greater Richmond Convention Center Authority,		
Hotel Tax Revenue (Convention Center		
Expansion Project) 6%, 6/15/2011	2,000,000	2,256,580
Virginia College Building Authority, Educational		
Facilities Revenue (Hampden - Sydney College		
Project) 5% 9/1/2016	1,000,000	1,039,800
York County Industrial Development Authority,		
PCR (Virginia Electric & Power Co.)		
5.50%, 7/1/2009	2,750,000	2,896,988

Washington--3.5%

Energy Northwest		
Revenue (Wind Project):		
4.55%, 7/1/2006	1,600,000	1,625,968
5.60%, 7/1/2015 (Prerefunded 1/1/2007)	2,530,000 a	2,731,894
Goat Hill Properties, LR (Government		
Office Building Project) 5.25%, 12/1/2020		
(Insured; MBIA)	2,710,000	2,957,260
Seattle Municipal Light & Power, Revenue:		
5.25%, 3/1/2010 (Insured; FSA)	50,000	54,731
8.516%, 3/1/2010 (Insured; FSA)	6,500,000 c,d	7,729,865

Washington:		
5.75%, 10/1/2012	20,000	22,711
5.75%, 10/1/2012	2,305,000	2,597,458
Washington Health Care Facilities Authority, Revenue		
(Sisters of Providence)		
5.40%, 10/1/2010 (Insured; AMBAC)	3,000,000	3,109,740
Washington, Public Power Supply Systems Revenue		
(Nuclear Project Number 1)		
6%, 7/1/2007 (Insured; AMBAC)	9,720,000	10,310,296
Wisconsin--.6%		
Racine, SWDR (Republic Services Project)		
3.25%, 4/1/2009	1,000,000	979,320
Wisconsin Health and Educational Facilities Authority,		
Revenue (Aurora Medical Group, Inc.)		
6%, 11/15/2011 (Insured; FSA)	3,500,000	4,014,780
U. S. Related--1.4%		
Childrens Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2010	2,500,000	2,812,575
5.75%, 7/1/2012 (Prerefunded; 7/1/2010)	5,000,000 a	5,625,150
5.75%, 7/1/2013 (Prerefunded; 7/1/2010)	3,300,000 a	3,712,599
Total Investments (cost $849,211,458)	**99.7%**	**880,282,796**
CASH AND RECEIVABLES (NET)	**0.3%**	**2,918,348**
NET ASSETS	**100.0%**	**883,201,144**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(b) Zero coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.

(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These Securities have been determined to be liquid by the Board of Directors. At February 28, 2005, these securities amounted to $26,596,749 or 3.0% of net assets.

(d) Inverse floater security - the interest rate is subject to change periodically.

(e) Purchased on a delayed delivery basis.

(f) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.